Filed by: BHP Billiton Plc

and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto Plc

Commission File No.: 001-10533

and

Rio Tinto Limited

Commission File No.: 000-20122

The following is an e-mail message sent to all BHP Billiton employees on

December 12, 2007.

To all employees

Later today I will give a presentation to financial analysts and investors to reiterate what we regard as the compelling logic of our proposal to combine BHP Billiton and Rio Tinto.

You may be aware that Rio Tinto has dismissed our proposal on the basis that it “significantly undervalues Rio Tinto and its prospects”. This view is at odds with the market valuations of each company before we made our proposal.

As well, since making our proposal public, we have completed an extensive program of meetings with shareholders. Feedback has confirmed a clear understanding of the industrial logic behind the proposed combination. In those meetings, shareholders have also requested a more detailed picture of the relative performance and outlook of the two companies and, in particular, BHP Billiton’s contribution to the proposed contribution.

My presentation will help explain why we continue to believe in the compelling nature of our proposal.

You can access a copy of the announcement made earlier today, including a copy of the slides I will use in the presentation, by going to www.bhpbilliton.com.

Marius Kloppers
Chief Executive Officer

The directors of BHP Billiton accept responsibility for the information contained in this document. Having taken all reasonable care to ensure that such is the case, the information contained in this document is, to the best of the knowledge and belief of the directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.

Under certain circumstances, BHP Billiton may be required to file with the US Securities and Exchange Commission (the “SEC”) certain documents (including possibly a registration statement and prospectus) relating to its securities and the transaction and, in such event, US investors and security holders are strongly urged to read such documents because they will contain important information. If and when filed, investors and security holders will be able to obtain a free copy of relevant documents filed with the SEC at the SEC’s website (http://www.sec.gov). Copies of such documents may also be obtained from BHP Billiton without charge.